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                          CAMELOT MUSIC HOLDINGS, INC.
                            8000 FREEDOM AVENUE, N.W.
                            NORTH CANTON, OHIO 44720


                                November 4, 1998

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      Camelot Music Holdings, Inc.
                  Registration Statement on Form S-1 (File No. 333 56811)

Ladies and Gentlemen:

                  On behalf of Camelot Music Holdings, Inc., a Delaware corporation (the "Company") and pursuant to the provisions of Rules 477 and 478 of Regulation C promulgated under the Securities Act of 1933, we are hereby making an application for the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-56811) (the "Registration Statement") relating to the Company's Common Stock, $.01 par value (the "Common Stock").

                  The Company seeks to withdraw the Registration Statement in light of the proposed stock-for-stock merger between the Company and Trans World Entertainment Corporation ("Trans World"). The definitive merger agreement (the "Merger Agreement") is subject to customary closing conditions, including approval by both Trans World and Camelot stockholders, and is expected to close early next year. Under the Merger Agreement, each stockholder of the Company will receive 1.9 newly issued shares of Trans World common stock for each share of Common Stock, and the Company will become a wholly owned subsidiary of Trans World.

                  Given these facts, we submit that the Commission's consent to the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

         If you have any questions about these matters, please contact John Jenkins at 216/622-8507 or Pauline L. Moorman at 216/622-8462 of Calfee, Halter & Griswold LLP, counsel to the Company.

                                                   Very truly yours,


                                                   /s/ James E. Bonk
                                                   -----------------------------
                                                   James E. Bonk


cc:      Thomas F. McKee, Esq.
         Valerie Ford Jacob, Esq.